

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2021

Barry Silbert
Chief Executive Officer
Grayscale Investments, LLC
250 Park Avenue South
New York, NY 10003

> **Re: Grayscale Ethereum Trust (ETH)**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed October 2, 2020**
> **Response letter dated November 23, 2020**
> **File No. 000-56193**

Dear Mr. Silbert:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G

General

1. We note your response to comment 11 in our letter dated June 2, 2020 in which you cited to receiving affirmative representations regarding investment intent, the requirement to hold Shares for one year and the lack of a redemption mechanism as important factors in demonstrating that investors that have purchased Shares from the Trust in the past bore the risk of their investment and in determining investment intent. We also note that there are a number of publicly available reports indicating that purchasers in your private placements are engaging in transactions designed to substantially reduce or eliminate the risk of their investment, including by taking short positions at the time of the private placement investment and covering that position when the restrictive legends are removed. Please tell us if you are aware of any such strategies being utilized by your

      private placement investors. Please also tell us whether you require any affirmative representations from your investors that specifically address these types of strategies and whether you have otherwise taken any affirmative steps to ensure that your private placement investors have in fact borne the risk of their investment prior to removing the restrictive legends.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Michael Volley, Staff Accountant, at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469.

Sincerely,

Division of Corporation Finance
Office of Finance